FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 22, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for September 22, 2009 and incorporated by reference herein is the Registrant’s immediate report dated September 22, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: September 22, 2009

BluePhoenix Secures ADABAS/Natural Modernization Contract for
Client of a Leading UK Business Process Outsourcing (BPO) and
Professional Services Company in Excess of $1 Million

—	Reduce Operational Costs with BluePhoenix Modernization Solutions

—	Represents Continued Success in Modernizing ADABAS/Natural systems

—	Strengthens BluePhoenix's Presence in the UK Market

HERZLIYA, Israel – September 22, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has secured a new modernization project in partnership with one of the UK’s leading business process outsourcing (BPO) and professional services companies. The project is an ADABAS/Natural modernization project valued in excess of $1 million.

“Our partner is committed to success and believes that IT modernization is an important component of their IT strategy. BluePhoenix has been selected for this important modernization project to reduce the cost of operation in managing their customer’s IT environment,” said Oren Gil-Or, VP Marketing, BluePhoenix. “We are very proud that BluePhoenix, with its track record in legacy modernization, has been trusted to successfully complete this project.”

BluePhoenix and its partner are going to conduct the entire project, starting with the migration of the ADABAS database to a Microsoft SQL Server database utilizing BluePhoenix’s state of the art automated tools for ADABAS/Natural migrations.

An increasingly larger number of organizations today are deciding to modernize their legacy applications and databases. Migration off ADABAS/Natural to more mainstream environments such as Java/J2EE, C#/.NET, and open RDBMS (Oracle, DB2, SQL Server) are being carried out for a number of reasons. Companies are looking to consolidate around newer technologies, to move from closed, proprietary, and inflexible applications to open, standardized components of the enterprise.

“BluePhoenix is very excited to expand its already strong partnership with one of the UK’s leading BPO and professional services companies and conduct another joint project,” said Yaron Tchwella, CEO, BluePhoenix Solutions. “The market we’re facing is recently showing an increasing demand for modernization projects out of proprietary technologies, such as ADABAS/Natural and others,” continued Tchwella. “We offer the experience of having successfully completed a large number of migration and modernization projects. Our high-performance automated solutions greatly lower the risk involved, making the modernization project a smooth, fast, and ultimately cost-efficient process.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-9-9526110
vsagiv@bphx.com